SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33682; 812-14625

Blue Tractor ETF Trust and Blue Tractor Group, LLC; Notice of Application

November 14, 2019

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice of an application for exemptive relief.

Summary of Application: Applicants request an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act. If granted, the requested order would permit registered open-end investment companies that are exchange-traded funds ("ETFs") and are actively managed to operate without being subject to a daily portfolio transparency condition.

Applicants: Blue Tractor Group, LLC ("Blue Tractor") and Blue Tractor ETF Trust (the "Trust").

Filing Dates: The application was filed on March 14, 2016, and amended on September 28, 2016, February 1, 2017, July 31, 2017, January 17, 2018, April 11, 2018, May 23, 2018, May 8, 2019, June 20, 2019, August 2, 2019, October 21, 2019, and October 23, 2019.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on December 9, 2019 and should be accompanied by proof of service on Applicants, in the form of an affidavit, or for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state

the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington,

DC 20549-1090; Applicants: Blue Tractor ETF Trust, Blue Tractor Group, LLC, 57 West 57th

Street, 4th Floor, New York, NY 10019.

FOR FURTHER INFORMATION CONTACT: Deepak T. Pai, Senior Counsel; Andrea

Ottomanelli Magovern, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the file

number, or for an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

I.   Introduction

1.   Applicants seek to introduce a novel type of actively-managed ETF that would not

be required to disclose its portfolio holdings on a daily basis (each, a "Fund"). Due to their

characteristics, ETFs (including those proposed by Applicants) are only permitted to operate in

reliance on Commission exemptive relief from certain provisions of the Act and rules thereunder.[1]

Accordingly, Applicants seek an order: under section 6(c) of the Act for an exemption from

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[1]   The Commission first granted exemptive relief to operate ETFs in the early 1990s when the first index-based
ETFs were developed. *See* SPDR Trust Series I, Investment Company Act Release Nos. 18959 (Sept. 17,
1992) (notice) and 19055 (Oct. 26, 1992) (order). *See generally* Exchange Traded Funds, Investment
Company Act Release No. 33646 (Sept. 25, 2019) ("ETF Rule Adopting Release"), at section I. The
Commission has also granted ETFs exemptive relief from Sections 12(d)(1)(A) and (B) of the Act. *See
generally* Fund of Funds Arrangements, Investment Company Act Release No. 33329 (Dec. 19, 2018).

sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 thereunder; under sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1) and 17(a)(2) of the Act; and under section 12(d)(1)(J) for an exemption from sections 12(d)(1)(A) and (B) of the Act. The requested order would permit: (a) the Funds to issue shares ("Shares") redeemable in large aggregations only ("creation units"); (b) secondary market transactions in Shares to occur at negotiated market prices rather than at net asset value ("NAV"); (c) certain Funds to pay redemption proceeds, under certain circumstances, more than seven days after the tender of Shares for redemption; (d) certain affiliated persons of a Fund to deposit securities into, and receive securities from, the Fund in connection with the purchase and redemption of creation units; and (e) certain registered management investment companies and unit investment trusts outside of the same group of investment companies as the Funds ("Investing Funds") to acquire Shares of the Funds.

2.   Section 6(c) allows the Commission to exempt any person, security, or transaction, or any class thereof, only "if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act]." As discussed below, the Commission believes that the Funds meet the standard for exemptive relief under section 6(c) of the Act.[2] Accordingly, the Commission intends to grant the requested relief.

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[2]   *See infra* section IV for a discussion of all the relief requested by Applicants, including relief under sections 17(b) and 12(d)(1)(J) of the Act.

II. Background

A. Open-End Investment Companies and Net Asset Value

3. The Act defines an investment company as an "issuer" of "any security" which "is or holds itself out as being engaged primarily … in the business of investing … in securities."[3] Shares in an investment company represent proportionate interests in its investment portfolio, and their value fluctuates in relation to the changes in the value of that portfolio.

4. The most common form of investment company, the "open-end" investment company or mutual fund, is required by law to redeem its securities on demand at a price approximating the securities' proportionate share of the fund's NAV at the time of redemption.[4] These funds also continuously issue and sell new shares, thereby replenishing their investment capital.

5. Because open-end investment companies are required by law to redeem their shares based on investors' demands, shares of the funds have historically not traded on exchanges or in other secondary markets.[5]

B. Exemptions under the Act for Actively Managed ETFs

6. ETFs, including those proposed by Applicants, are a type of open-end fund. But unlike traditional open-end funds, ETFs are made available to investors primarily through secondary market transactions on exchanges.

7. In order for this to take place, ETFs require various exemptions from the provisions of the Act and the rules thereunder. Critically, in granting such exemptions to date, the

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[3]   15 U.S.C. 80a-3(a); 80a-3(a)(1).

[4]   *See* section 22(d) and rule 22c-1; *see also infra* section IV.A (discussing section 22(d) and rule 22c-1).

[5]   This stems from section 22(d) of the Act, which in effect fixes the prices at which redeemable securities, including open-end shares, are sold. The result is a system that precludes dealers from making a secondary market in open-end shares.

Commission has required that a mechanism exist to ensure that ETF shares would trade at a price that is at or close to the NAV per share of the ETF.[6]

8.   Such a mechanism is essential for ETFs to operate because ETFs do not sell or redeem their individual shares at NAV per share as required by the Act. Instead, large broker-dealers that have contractual arrangements with an ETF (each, an "Authorized Participant") purchase and redeem ETF shares directly from the ETF, but only in large blocks called "creation units." Traditionally, an Authorized Participant that purchases a creation unit of ETF shares first deposits with the ETF a "basket" of securities and other assets (*e.g.,* cash) identified by the ETF that day, and then receives the creation unit of ETF shares in return for those assets. The basket is generally representative of the ETF's portfolio and is equal in value to the aggregate NAV of ETF shares in the creation unit. After purchasing a creation unit, the Authorized Participant may sell the component ETF shares in secondary market transactions. Investors then purchase individual shares in the secondary market. The redemption process is the reverse of the purchase process: the Authorized Participant acquires a creation unit of ETF shares and redeems it for a basket of securities and other assets.

9.   The combination of the creation and redemption process with the secondary market trading in ETF shares provides arbitrage opportunities that are designed to help keep the market price of ETF shares at or close to the NAV per share of the ETF.[7] For example, if ETF shares begin trading on national securities exchanges at a "discount" (a price below the estimated intraday NAV per share of the ETF), an Authorized Participant can purchase ETF shares in secondary

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[6]   This has been a required representation in all ETF orders since the Commission issued the first order. *See supra* note 1.

[7]   *See* Investment Company Institute, *2019 Investment Company Fact Book* (2019), at 88-89; ETF Rule Adopting Release, *supra* note 1, at note 31 and accompanying text.

market transactions and, after accumulating enough shares to comprise a creation unit, redeem them from the ETF in exchange for the more valuable securities and other assets in the ETF's redemption basket. In addition to purchasing ETF shares, Authorized Participants also are likely to hedge their intraday risk. Thus, for example, when ETF shares are trading at a discount to the estimated intraday NAV per share of the ETF, an Authorized Participant may also simultaneously short the securities in the ETF's redemption basket. At the end of the day, the Authorized Participant will return the creation unit of ETF shares to the ETF in exchange for the ETF's basket assets, and use such assets to cover its short positions. Those purchases reduce the supply of ETF shares in the market, and thus tend to drive up the market price of the shares to a level closer to the NAV per share of the ETF.[8]

10.   Conversely, if the market price for ETF shares reflects a "premium" (a price above the estimated intraday NAV per share of the ETF), an Authorized Participant can deposit a basket of securities and other assets in exchange for the more valuable creation unit of ETF shares, and then sell the individual shares in the market to realize its profit.[9] An Authorized Participant also is likely to hedge its intraday risk when ETF shares are trading at a premium. Thus, for example, when the shares of an ETF are trading at a premium, an Authorized Participant may buy the securities in the ETF's purchase basket in the secondary market and sell short the ETF shares. At the end of the day, the Authorized Participant will deposit the basket assets in exchange for a creation unit of ETF shares, which it will then use to cover its short positions. The Authorized

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[8]   The Authorized Participant's purchase of the ETF shares in the secondary market, combined with the sale of the redemption basket securities, may also create upward pressure on the price of ETF shares and/or downward pressure on the price of redemption basket securities, driving the market price of ETF shares and the value of the ETF's portfolio holdings closer together.

[9]   The Authorized Participant's purchase of the basket assets, combined with the sale of ETF shares, may also create downward pressure on the price of ETF shares, upward pressure on the price of purchase basket securities, or both, bringing the market price of ETF shares and the value of the ETF's portfolio holdings closer together.

Participant will receive a profit from having paid less for the ETF shares than it received for the assets in the purchase basket. These transactions would increase the supply of ETF shares in the secondary market, and thus tend to drive down the price of ETF shares to a level closer to the NAV per share of the ETF.

11.   Market participants can also engage in arbitrage activity without using the creation or redemption processes described above. For example, if a market participant believes that an ETF is overvalued relative to its underlying or reference assets (*i.e.* trading at a premium), the market participant may sell ETF shares short and buy the underlying or reference assets, wait for the trading prices to move toward parity, and then close out the positions in both the ETF shares and the underlying or reference assets to realize a profit from the relative movement of their trading prices. Similarly, a market participant could buy ETF shares and sell the underlying or reference assets short in an attempt to profit when an ETF's shares are trading at a discount to the ETF's underlying or reference assets. As discussed above, this type of trading of an ETF's shares and the ETF's underlying or reference assets may bring the prices of the ETF's shares and its portfolio assets closer together through market pressure.

12.   In assessing whether to grant exemptive relief to actively managed ETFs in the past, the Commission has required a mechanism that would keep the market prices of ETF shares at or close to the NAV per share of the ETF.[10] This close tie between market price and NAV per share of the ETF is the foundation for why the prices at which retail investors buy and sell ETF shares

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[10]   Until recently, the Commission only approved a mechanism dependent on daily portfolio transparency. *See generally* ETF Rule Adopting Release, *supra* note 1, at section II.C.4. Last May, the Commission issued an order granting relief to actively managed ETFs that, like the Funds, do not disclose their complete portfolio holdings on a daily basis. *See* Precidian ETFs Trust, *et al.*, Investment Company Act Release No. 33440 (Apr. 8, 2019) (the "Precidian Notice") and 33477 (May 20, 2019) (the "Precidian Order"). Applicants' proposed arbitrage mechanism differs from that in the Precidian Order.

are similar to the prices at which Authorized Participants are able to buy and redeem shares directly from the ETF at NAV. In granting relief from section 22(d) of the Act and rule 22c-1 under the Act, the Commission relies on this close tie between what retail investors pay and what Authorized Participants pay to make the finding that the ETF's shareholders are being treated equitably when buying and selling shares.[11]

III. The Application

A. The Applicants

13. The Trust is a statutory trust organized under the laws of Delaware and has registered with the Commission as an open-end management investment company. Blue Tractor, a Delaware limited liability company that, prior to serving as investment adviser to any Fund, will be registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"), would serve as the investment adviser to the initial Funds. The Trust will enter into a distribution agreement with one or more distributors. Any distributor will be a registered broker-dealer under the Securities Exchange Act of 1934, as amended ("Exchange Act"), and will act as distributor and principal underwriter of the Funds.

B. Applicants' Proposal

14. Applicants seek exemptive relief under section 6(c) to allow them to introduce actively-managed Funds that would not disclose their portfolio holdings on a daily basis.[12]

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[11] *See supra* note 4 and accompanying text.

[12] Applicants request that the order apply to series of the Trust identified and described in the application as well as to additional series of the Trust and any other open-end management investment company or series thereof that seek to rely on the relief requested in the application, each of which will operate as an actively-managed ETF. Any Fund will: (a) be advised by Blue Tractor, or an entity controlling, controlled by, or under common control with Blue Tractor (each such entity and any successor thereto is included in the term "Adviser"); and (b) comply with the terms and conditions of the application. The Adviser may retain one or more sub-advisers (each a "Sub-Adviser") for the Funds. Any Sub-Adviser will be registered under the Advisers Act. For purposes of the requested order, the term "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

Applicants maintain that operating the Funds as fully-transparent actively-managed ETFs would make the Funds susceptible to "front running" and "free riding" by other investors and/or managers, which can harm, and result in substantial costs to, the Funds and their shareholders.[13]

15.   Applicants believe that the Funds would allow investors to access active investment strategies offered by certain investment advisers that are currently only available via mutual funds, while also taking advantage of the traditional benefits of ETFs (*e.g.*, lower fund costs, tax efficiencies and intraday liquidity).

16.   Applicants state that the relief in the application is similar to the relief granted in exemptive orders issued to existing actively managed ETFs, except for certain differences permitting the Funds to operate on a non-transparent basis.[14]   These material differences are discussed below.

a.   *Dynamic SSR Portfolio.*   Each day a Fund would publish a basket of securities and cash that, while different from the Fund's portfolio, is designed to closely track its daily performance (the "Dynamic SSR Portfolio").[15]   The Dynamic SSR Portfolio will contain all of the names of the securities in the Fund's portfolio, and only the securities that are in the Fund's portfolio. The Dynamic SSR Portfolio will have a minimum weightings overlap of 90% with the Fund's portfolio at the beginning of each trading day. In addition, every day the Fund would publicly disclose at the beginning of each trading day the maximum deviation between the weightings of the specific securities in the Dynamic SSR Portfolio and the weightings of those specific securities in the actual portfolio, as well as between the weighting of the respective cash

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[13]   *See* application at 5, 9, 18, and 23.

[14]   *Cf.* Precidian Order *supra* note 10.

[15]   The Funds would, at a minimum, provide the quarterly portfolio disclosures required for mutual funds. *See* rule 30b1-9 under the Act and Form N-PORT.

positions (the "Guardrail Amount"). Such number would help market participants evaluate the risk that the performance of the Dynamic SSR Portfolio may deviate from the performance of the portfolio holdings of a Fund.

Applicants state that the Dynamic SSR Portfolio would serve as a pricing and hedging tool for market participants to identify and take advantage of arbitrage opportunities. Because the Dynamic SSR Portfolio would be designed to closely track the daily performance of the Fund's holdings, the Dynamic SSR Portfolio would serve to estimate the value of those holdings. For the same reason, trading the Dynamic SSR Portfolio would allow market participants to get exposure to the performance of the Fund's holdings, so that a Fund's Dynamic SSR Portfolio could serve to hedge a position in the Fund's Shares. Further, the Dynamic SSR Portfolio would serve as the creation/redemption basket when Authorized Participants exchange creation units with the Fund.

Also in order to facilitate arbitrage, each Fund's portfolio and Dynamic SSR Portfolio will only include certain securities that trade on an exchange contemporaneously with the Fund's Shares.[16] Because the securities would be exchange traded, market participants would be able to accurately price and readily trade the securities in the Dynamic SSR Portfolio for

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[16]   Each Fund may invest only in ETFs, Exchange-traded notes, Exchange listed common stocks, common stocks listed on a foreign exchange that trade on such exchange contemporaneously with the Shares, Exchange-traded preferred stocks, Exchange-traded American depositary receipts, Exchange-traded real estate investment trusts, Exchange-traded commodity pools, Exchange-traded metals trusts, Exchange-traded currency trusts, and exchange-traded futures that trade contemporaneously with the Shares, as well as cash and cash equivalents. For purposes of the application, exchange-traded futures are U.S. listed futures contracts where the futures contract's reference asset is an asset that the Fund could invest in directly, or in the case of an index future, is based on an index of a type of asset that the Fund could invest in directly. All futures contracts that a Fund may invest in will be traded on a U.S. futures exchange. For these purposes, an "Exchange" is a national securities exchange as defined in section 2(a)(26) of the Act. No Fund will invest in a "penny stock" as defined in Exchange Act Rule 3a51-1, borrow for investment purposes, hold short positions, or purchase any security that is illiquid at the time of purchase. The Dynamic SSR Portfolio will be subject to the same limitations.

purposes of assessing the intraday value of the Fund's portfolio holdings and to hedge their positions in the Fund's shares.

b. *Arbitrage Transactions in the Funds.* Applicants state that, given the correlation between a Fund's Dynamic SSR Portfolio and its portfolio holdings, the Dynamic SSR Portfolio would serve as a pricing signal to identify arbitrage opportunities when its value and the secondary market price of the Shares diverge. If Shares began trading at a discount to the Dynamic SSR Portfolio, an authorized participant could purchase the Shares in secondary market transactions and, after accumulating enough Shares to comprise a creation unit, redeem them from the Fund in exchange for a redemption basket reflecting the NAV per share of the Fund's portfolio holdings.[17] The purchases of Shares would reduce the supply of Shares in the market, and thus tend to drive up the Shares' market price closer to the Fund's NAV.[18] Alternatively, if Shares are trading at a premium, the transactions in the arbitrage process are reversed.

Applicants further state that, like with traditional ETFs, market participants also can engage in arbitrage without using the creation or redemption processes.[19] For example, if a Fund is trading at a premium to the Dynamic SSR Portfolio, the market participant may sell Shares short and take a long position in the Dynamic SSR Portfolio securities, wait for the trading prices to move toward parity, and then close out the positions in both the Shares and the securities, to realize a profit from the relative movement of their trading prices. Similarly, a market participant

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[17] In addition to purchasing Shares, an authorized participant also would likely hedge its intraday risk by shorting the securities in the Dynamic SSR Portfolio (the same as in the redemption basket) in an amount corresponding to its long position in Shares. After the authorized participant returns a creation unit to the Fund in exchange for a redemption basket, the authorized participant can use the basket securities to cover its short positions. *Cf. supra* note 8.

[18] The purchase of the Shares in the secondary market, combined with the sale of the redemption basket securities, may also drive the market price of Shares and the value of the Fund's portfolio holdings closer together. *See supra* note 8.

[19] *See supra* paragraph 11.

could buy Shares and take a short position in the Dynamic SSR Portfolio securities in an attempt to profit when Shares are trading at a discount to the Dynamic SSR Portfolio.

c. *Protective conditions.* Applicants have agreed to comply with certain conditions in addition to those included in prior ETF exemptive orders.[20] First, the Funds will provide certain public disclosures to explain to investors how they differ from traditional ETFs and inform investors that the Funds' bid-ask spreads and premiums/discounts may be larger than those for traditional ETFs due to the lack of transparency, thus making trading in the Funds' Shares more expensive. The Funds will also disclose that market participants may attempt to reverse engineer a Fund's trading strategy, which, if successful, could increase opportunities for trading practices that may disadvantage the Fund and its shareholders.[21] Each Fund will include a legend (the "Legend") in a prominent location on the outside cover page of its prospectus, as well as on its website and any marketing materials, that will highlight for investors the differences between the Funds and fully transparent actively managed ETFs and the above costs and risk.[22] Unless otherwise requested by the staff of the Commission, the Legend will read as follows:

This ETF is different from traditional ETFs.

Traditional ETFs tell the public what assets they hold each day. This ETF will not. This may **create additional risks** for your investment. For example:

- You may have to pay more money to trade the ETF's shares. This ETF will provide less information to traders, who tend to charge more for trades when they have less information.

- The price you pay to buy ETF shares on an exchange may not match the value of the ETF's portfolio. The same is true when you sell shares. These price differences may be greater for this ETF compared to other ETFs because it provides less information to traders.

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[20] These are substantially the same as conditions included in the Precidian Order. See Precidian Notice *supra* note 10, at paragraph 17(d).

[21] *See* application at 17-18.

[22] *See* application at 17, 22 and 38.

- These additional risks may be even greater in bad or uncertain market conditions.

- The ETF will publish on its website each day a "Dynamic SSR Portfolio" designed to help trading in shares of the ETF. While the Dynamic SSR Portfolio includes all the names of the ETF's holdings, it is not the ETF's actual portfolio.

The differences between this ETF and other ETFs may also have advantages. By keeping certain information about the ETF secret, this ETF may face less risk that other traders can predict or copy its investment strategy. This may improve the ETF's performance. If other traders are able to copy or predict the ETF's investment strategy, however, this may hurt the ETF's performance.

For additional information regarding the unique attributes and risks of the ETF, see section [ ] below.

17. Second, Applicants will comply with the requirements of Regulation Fair Disclosure ("Reg. FD") as if it applied to them, thus prohibiting the Fund's selective disclosure of any material nonpublic information.[23] Because the Funds will not publicly disclose their portfolio holdings daily, the selective disclosure of material nonpublic information, including information other than portfolio information, would be more likely to provide an unfair advantage to the recipient than in other ETFs.

18. Third, the Funds and their Adviser will take remedial actions as necessary if the Funds do not function as anticipated. For the first three years after launch, a Fund will establish certain thresholds for its level of Tracking Error,[24] premiums/discounts, and spreads, so that, upon the Fund's crossing a threshold, the Adviser will promptly call a meeting of the Fund's board of

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[23] *See* 17 CFR 243. ETFs are not otherwise subject to Reg. FD. The federal securities laws and an investment adviser's fiduciary duties permit the disclosure of an ETF's nonpublic portfolio information to selected third parties only when the ETF has legitimate business purposes for doing so and the recipients are subject to a duty of confidentiality, including a duty not to trade on the nonpublic information. *See* Exchange Traded Funds, Investment Company Act Release No. 33140 (Jun. 28, 2018), at text accompanying notes 225-226 (proposing rule 6c-11 and discussing Reg. FD). Reg. FD's Rule 100(b)(2)(iii) exempts from Reg. FD certain communications made in connection with a securities offering registered under the Securities Act. Applicants would not rely on this exemption; as the Funds will be continuously offered, this exemption would likely make the condition requiring Applicants to comply with Reg. FD meaningless.

[24] "Tracking Error" is the standard deviation over the past three months of the daily difference, in percentage terms, between the Dynamic SSR Portfolio per share NAV and that of the Fund at the end of the trading day.

directors and will present the board with recommendations for appropriate remedial measures.[25]

The board would then consider the continuing viability of the Fund, whether shareholders are being

harmed, and what, if any, action would be appropriate.[26] In addition, Applicants have agreed to

provide to Commission staff on a periodic basis certain metrics and other such information as the

staff may request in order to facilitate the staff's ongoing monitoring of the Funds.[27]

IV.   Requested Exemptive Relief

19.   Applicants request an order under section 6(c) of the Act for an exemption from

sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act, under sections

6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and

under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and (B) of the

Act.

20.   Applicants' request for relief is novel only under section 22(d) and rule 22c-1 due

to the proposed alternative arbitrage mechanism. In all other respects, Applicants are seeking relief

that the Commission has previously granted to existing ETFs. As discussed above, the requested

relief would be available to any open-end investment company that is an actively-managed ETF

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[25]   *See* application at 21. For at least the first three years after launch of a Fund, its board would promptly meet (1) if the Tracking Error exceeds 1%; or (2) if, for 30 or more days in any quarter or 15 days in a row (a) the absolute difference between either the market closing price or Bid/Ask Price, on one hand, and NAV, on the other, exceeds 2%, or (b) the bid/ask spread exceeds 2%. A Fund may adopt additional or lower (*i.e.,* less than 1% for the Tracking Error or less than 2% for the others) thresholds to the extent deemed appropriate and approved by the Fund's board.

[26]   For at least three years after launch of each Fund, the Board will also undertake these considerations on an annual basis, regardless of whether the Fund's preset thresholds have been crossed. Potential actions may include, but are not limited to, changing lead market makers, listing the Fund on a different exchange, changing the size of creation units, changing the Fund's investment objective or strategy, and liquidating the Fund. *See* application at 21.

[27]   *See* application at 38, condition 6.

operating in compliance with the terms and conditions of the order and that is advised by an Adviser.[28]

21.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provisions of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of the registered investment company and the general purposes of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.

A.   Novel Relief under Section 22(d) and Rule 22c-1

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[28]   Applicants request that the terms and conditions of the requested order apply to other registered open-end management investment companies or series thereof not advised by the Adviser. Applicants anticipate that the Adviser or an affiliate thereof would enter into license agreements with other registered investment advisers (a "Licensed Adviser") advising an open-end management investment company that intends to launch new series operating as the Applicants' Funds (such Licensed Adviser and investment company together, the "Future Applicants"). Applicants further expect that Future Applicants would apply for a separate exemptive order that incorporates by reference all the terms and conditions of the requested order and any amendments thereto. *See* application at 7. *See also* Precidian Notice *supra* note 10, at note 41 and in re Eaton Vance Management, et al., File No. 812-14139, Fourth Amendment, filed Sept. 25, 2014; Investment Company Act Rel. No. 31333 (Nov. 6, 2014) (notice), Investment Company Act Rel. No. 31361 (Dec. 2, 2014) (order). *See also, e.g.*, in re American Beacon Nextshares Trust, et al., File No. 812-14417, First Amendment, filed Feb. 23, 2015; Investment Company Act Rel. No. 31498 (Mar. 6, 2015) (notice); Investment Company Act Rel. No. 31542 (Apr. 1, 2015) (order).

22.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is currently being offered to the public by or through a principal underwriter other than at a current public offering price described in the fund's prospectus. Rule 22c-1 under the Act requires open-end funds, their principal underwriters, and dealers in fund shares (and certain others) to sell and redeem fund shares at a price based on the current NAV next computed after receipt of an order to buy or redeem.

23.   Together, section 22(d) and rule 22c-1 are designed to: (i) prevent dilution caused by certain riskless trading practices of principal underwriters and dealers; (ii) prevent unjust discrimination or preferential treatment among investors purchasing and redeeming fund shares; and (iii) preserve an orderly distribution of investment company shares.[29]

24.   Applicants believe that none of these concerns will be raised by permitting Shares to trade in the secondary market at negotiated prices. Applicants state that secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares, and to the extent different prices for Shares exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand. Therefore, Applicants assert that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Finally, Applicants state that the proposed distribution system will be orderly because anyone will be able to sell or acquire Shares on an exchange and arbitrage activity should ensure that secondary market transactions occur at prices at or close to the Fund's NAV.

25.   In considering relief from section 22(d) and rule 22c-1 for ETFs, the Commission has focused on whether the ETFs' arbitrage mechanism addresses the concerns underlying those

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[29]   *See* ETF Rule Adopting Release, *supra* note 1, at text accompanying note 116.

provisions. The Commission believes that the alternative arbitrage mechanism proposed by Applicants can work in an efficient manner to maintain a Fund's secondary market prices close to its NAV.[30] The Commission recognizes, however, that the lack of full transparency may cause the Funds to trade with spreads and premiums/discounts that are larger than those of comparable, fully transparent ETFs.[31] Nonetheless, as long as arbitrage continues to keep the Fund's secondary market price and NAV close, and does so efficiently so that spreads remain narrow, the Commission believes that investors would benefit from the opportunity to invest in active strategies through a vehicle that offers the traditional benefits of ETFs.[32]

B.   Other Relief

26.   The additional exemptive relief Applicants seek is relief routinely granted to ETFs, and does not raise novel issues on account of the lack of daily portfolio transparency.

27.   *Sections 5(a)(1) and 2(a)(32) of the Act.*   First, because the Shares will not be individually redeemable, Applicants request an exemption from section 5(a)(1) and section 2(a)(32) of the Act that would permit the Funds to register as open-end management investment companies and issue Shares that are redeemable in creation units only.

28.   *Section 22(e) of the Act.*   Second, Applicants seek relief from section 22(e) to permit Funds to satisfy redemption requests more than seven days from the tender of Shares for

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[30]   *See supra* paragraph 16(b).

[31]   The performance of a Fund's Dynamic SSR Portfolio and portfolio holdings may deviate to some extent, which would make market participants' estimates of the profitability of their arbitrage transactions less precise. To account for this possibility, market participants would likely require wider spreads to trade Shares.

[32]   Investors will have the information necessary to compare the costs associated with investing in the Funds with the costs of investing in other ETFs and mutual funds. *See* Item 3 of Form N-1A; condition 2. *Cf.* ETF Rule Adopting Release, *supra* note 1, at text following note 119 (noting that for fully transparent ETFs, "under certain circumstances, including during periods of market stress, the arbitrage mechanism may work less effectively for a period of time," but that "on balance, … investors are more likely to weigh the potential benefits of ETFs (*e.g.*, low cost and intraday trading) against any potential for market price deviations when deciding whether to utilize ETFs." *Cf.* Precidian Notice *supra* note 10, at 19-20.

redemption with respect to foreign securities where the settlement cycle, coupled with local holiday schedules, would not permit a Fund to satisfy redemption requests within the seven days required under section 22 (e) of the Act. A Fund would deliver the foreign securities as soon as practicable, but in no event later than 15 days after the tender of Shares.

29. *Sections 17(a)(1) and (2) of the Act.* Second, Applicants request an exemption from sections 17(a)(1) and 17(a)(2) of the Act to permit persons that are affiliated persons, or second-tier affiliates, of the Funds, solely by virtue of certain ownership interests, to effectuate purchases and redemptions in-kind. The deposit procedures for in-kind purchases of creation units and the redemption procedures for in-kind redemptions of creation units will be the same for all purchases and redemptions and basket securities will be valued in the same manner as those portfolio securities currently held by the Funds. Applicants also seek relief from the prohibitions on affiliated transactions in section 17(a) to permit a Fund to sell its Shares to and redeem its Shares from an Investing Fund, and to engage in the accompanying in-kind transactions with the Investing Fund.[33] The purchase of creation units by an Investing Fund directly from a Fund will be accomplished in accordance with the policies of the Investing Fund and will be based on the NAVs of the Funds.

30. *Section 12(d)(1) of the Act.* Third, Applicants request an exemption to permit Investing Funds to acquire Fund Shares beyond the limits of section 12(d)(1)(A) of the Act and permit the Funds, and any principal underwriter for the Funds, and/or any broker or dealer registered under the Exchange Act, to sell Fund Shares to Investing Funds beyond the limits of

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[33] The requested relief would apply to direct sales of shares in creation units by a Fund to an Investing Fund and redemptions of those shares. Applicants, moreover, are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or a second-tier affiliate, of an Investing Fund because an Adviser or an entity controlling, controlled by or under common control with an Adviser provides investment advisory services to that Investing Fund.

section 12(d)(1)(B) of the Act. The application's terms and conditions are designed to, among other things, help prevent any potential (i) undue influence over a Fund through control or voting power, or in connection with certain services, transactions, and underwritings, (ii) excessive layering of fees, and (iii) overly complex fund structures, which are the concerns underlying the limits in sections 12(d)(1)(A) and (B) of the Act.

C.   Consideration of Possible Concerns relating to the Requested Relief

31.   As part of our review, we have considered possible concerns regarding the requested relief, including, among others, concerns related to the proposed arbitrage mechanism, the use of Dynamic SSR Portfolios, and reverse engineering, as discussed below. We believe, however, that the Applicants' proposed terms and conditions sufficiently address such concerns.

32.   *Proposed Arbitrage Mechanism*.   One possible concern is that the proposed arbitrage mechanism may not facilitate effective arbitrage, which could result in significant deviations between the secondary market price and NAV per share of a Fund. We believe that the proposed arbitrage mechanism can work in an efficient manner to maintain secondary market prices of Shares close to their NAV while providing investors with the opportunity to invest in active strategies through a vehicle that offers the traditional benefits of ETFs.[34] In addition, to the extent that the Funds do not function as anticipated, Applicants have undertaken to take remedial actions as appropriate.[35]

33.   *Use of Dynamic SSR Portfolios*.   Applicants have also addressed possible implications of using a Dynamic SSR Portfolio as an arbitrage mechanism. First, Applicants note that a Fund's Dynamic SSR Portfolio would not misrepresent the Fund's holdings or cause investor

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[34]   *See supra* paragraphs 15 and 16.

[35]   *See supra* paragraph 18.

confusion.[36] To that effect, the Funds would provide disclosures in their prospectus, marketing materials and website clearly indicating the Dynamic SSR Portfolio's purpose and that it is not the Fund's portfolio holdings.[37] Second, because the Dynamic SSR Portfolio will only contain the same securities as in a Fund's portfolio, Applicants state that the use of the Dynamic SSR Portfolio would not cause transactions in securities that are not in the Fund's portfolio.

34. *Reverse Engineering*. A third possible concern is that other market participants may be able to reverse engineer current activity in a Fund's holdings and use such information to the disadvantage of the Fund, Authorized Participants and shareholders. Applicants have represented that they will operate the Funds in a manner designed to minimize the risk of reverse engineering and we anticipate that the Funds will have the ability to minimize such risk.[38] Indeed, we note that the Applicants have a significant incentive to minimize this risk, considering that the purpose of their proposed arbitrage mechanism is to facilitate the operation of ETFs that limit the ETFs' susceptibility to predatory trading practices, like "front running" and "free riding."[39]

V. Applicants' Conditions:[40]

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

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[36]   *See* application at 21-22.

[37]   *See* application at 17 and 22. In addition, every day a Fund would disseminate the Guardrail Amounts, which would inform market participants as to the degree to which the weightings of the specific securities and cash in the Dynamic SSR Portfolio and the weightings of those specific securities and cash in the actual portfolio may differ. *See* application at 10.

[38]   Our Division of Economic Research and Analysis ("DERA") considered whether the current activity in a Fund's holdings could be reverse engineered and concluded that the answer depends on the specifics of each Fund, including the size of the Fund's universe of potential portfolio selections, the mechanics of how the Fund's Dynamic SSR Portfolio is constructed in relationship to the Fund's portfolio holdings, the type of information disclosed about the Fund's portfolio holdings, and the degree of overlap between the Fund's Dynamic SSR Portfolio and its portfolio holdings. The Funds would disclose this risk to investors. *See* application at 17-18.

[39]   *See* application at 22-23.

[40]   Capitalized terms not otherwise defined herein shall have the same meaning as in the application.

A.   *ETF Relief*

1.   As long as a Fund operates in reliance on the requested order, the Shares of the Fund will be listed on an exchange.

2.   The website for the Funds, which will be publicly accessible at no charge, will contain, on a per Share basis, for each Fund the prior business day's NAV and market closing price or Bid/Ask Price of the Shares, a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV, and any other information regarding premiums and discounts as may be required for other ETFs under rule 6c-11 under the Act, as amended. The website will also disclose any information regarding the bid-ask spread for each Fund as may be required for other ETFs under rule 6c-11 under the Act, as amended.

3.   Each Fund will include the Legend in a prominent location on the outside cover page of its prospectus, as well as on its website and any marketing materials.

4.   On each business day, before the commencement of trading of Shares, each Fund will publish on its website a Dynamic SSR Portfolio and the Guardrail Amount for that day.

5.   No Adviser or Sub-Adviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any deposit instrument for a Fund through a transaction in which the Fund could not engage directly.

6.   Each Fund will provide Commission staff with periodic reports (for which confidential treatment may be requested) containing such information as the Commission staff may request.

7.   Each Fund and each person acting on behalf of a Fund will comply with and agree to be subject to the requirements of Regulation Fair Disclosure as if it applied to them (except that

the exemptions provided in Rule 100(b)(2)(iii) therein shall not apply).

8.   The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively managed ETFs that disclose a proxy portfolio on each business day without fully disclosing the ETF's entire portfolio at the same time.

9.   Each Fund will maintain and preserve, for a period of not less than five years, in an easily accessible place, (i) all written agreements (or copies thereof) between an Authorized Participant and the Fund or one of its service providers that allows the Authorized Participant to place orders for the purchase or redemption of creation units; (ii) a copy of the Dynamic SSR Portfolio published on the Fund's website for each business day; and (iii) a list of all creation or redemption baskets exchanged with an Authorized Participant where cash was included in the basket *in lieu* of some or all of the Dynamic SSR Portfolio securities (except for cash included because the securities are not eligible for trading by the Authorized Participant or the investor on whose behalf the Authorized Participant is acting), the amount of any such cash *in lieu* and the identity of the Authorized Participant conducting the transaction.

B.   *Section 12(d)(1) Relief*

10.   The members of the Investing Fund's Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The members of the Investing Fund's Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund's Advisory Group or the Investing Fund's Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion

as the vote of all other holders of the Fund's Shares. This condition does not apply to the Investing Fund's Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

11.   No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

12.   The board of directors or trustees of an Investing Management Company, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to ensure that the Investing Fund Adviser and any Investing Fund Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

13.   Once an investment by an Investing Fund in the Shares of a Fund exceeds the limit in section 12(d)(1)(A)(i) of the Act, the Board of a Fund, including a majority of the independent directors or trustees, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

14.   The Investing Fund Adviser, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under rule 12b-l under the Act) received from a Fund by the Investing Fund Adviser, or Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, or Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

15.   No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

16.   The Board of a Fund, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less

frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

17.   Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the Board's determinations were made.

18.   Before investing in a Fund in excess of the limits in section 12(d)(1)(A), an Investing Fund will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as

applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares of a Fund in excess of the limit in section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

19.   Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the independent directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

20.   Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in FINRA Rule 2341.

21.   No Fund will acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

By the Commission,

Jill M. Peterson
Assistant Secretary